

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 26, 2010

Peter Chin
Chief Executive Officer
Disability Access Corporation
3355 Spring Mountain Road, Suite 66
Las Vegas, Nevada 89102

> **Re:** **Disability Access Corporation**
> **Amendment No. 5 to Registration Statement on Form 10**
> **Filed December 23, 2009**
>
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2009**
>
> **File No. 000-53538**

Dear Mr. Chin:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 5 to Form 10

General

1. We have reviewed your responses to comments 3 and 4 in our letter dated December 3, 2009. It appears that you have not fully satisfied the conditions for conducting an unregistered spin-off. Specifically, we note the following:

- Although PTS, Inc. disclosed the spin-off on Forms 8-K filed November 2, 2006 and January 3, 2007, these filings did not constitute the distribution of an information statement to the PTS shareholders and they did not contain disclosure that substantially complied with Regulations 14A or 14C under the Exchange Act.

- Disability Access Corporation did not register its securities at the time of the spin-off but instead filed its registration statement on Form 10 approximately two years after the spin-off.

- Your response letters have not clearly described a valid business purpose for the spin-off. You state that Disability Access Corporation was spun off in order to allow each company to pursue its own stated business objective without formal ties to the other. We note, however, that at the time of the spin-off, PTS retained 90% of the outstanding common stock of Disability Access Corporation. Refer to the Form 10-KSB filed by PTS for its fiscal year ended December 31, 2006.

Because you have not fully satisfied the conditions for conducting an unregistered spin-off, it appears that this distribution should have been registered under the Securities Act. Please confirm that PTS will provide disclosure in its next periodic report reflecting the potential Securities Act violation and its contingent liability for rescission demands by the PTS shareholders. If you believe the contingent liability is not material, please provide us with a detailed analysis to support your view.

Item 2. Financial Information, page 16

Research and Development, page 20

2.   We have reviewed your response to comment 13 in our letter dated December 3, 2009. Your revised disclosure seems to indicate that the decrease in compensation and consulting expenses from 2007 to 2008 is a result of the closure of your Oregon technology office and reduction of staffing in 2007. Please confirm our understanding and revise your disclosures on page 23 accordingly.

3.   In regard to the closure of your Oregon technology office, please tell us, and clarify in future filings including any amendments to this Form 10, specifically when during 2007 the office was closed and how many employees were terminated.

Six Months Ended June 30, 2009 compared to Six Months Ended June 30, 2008, page 21

4.   We note your response to comment 15. Considering that you have experienced a decline in revenues during the most recent six- and nine-month periods, please revise to omit the statement that you expect "continued" growth and demand for your products and services. In addition, please tell us the basis for your statement that ADA litigation continues to increase across the United States, or remove this statement from your disclosure.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 26

5.   Please revise footnote (7) to the table to briefly explain how you calculated the 502,141,826,893 shares of fully diluted common stock beneficially owned by Mr. Chin. Please tell us why this amount is not included in the table and explain how this amount is consistent with the amount of total authorized common shares, which appears to be approximately 2.4 billion.

Item 6. Executive Compensation, page 29

6.   Please update this section to include compensation paid in 2009.

Item 15. Financial Statements and Exhibits, page 33

Exhibits

7.   We note your response to comment 17 in our letter dated December 3, 2009. Please file the Articles of Incorporation and the Bylaws of Disability Access Corporation, the Nevada corporation, as exhibits to your Form 10. Refer to Item 601(b)(3)(i) and (ii) of Regulation S-K. Please remove from the exhibit index any governing documents that do not relate to the registrant. Currently all organizational documents identified on your exhibit index relate to Delaware corporations.

8.   We note your response to prior comment 21. Please file all exhibits as part of the registration statement in the appropriate format, consistent with the format that you used for Exhibit 10.3 in Amendment No. 5. Your exhibits should not be submitted as Correspondence on the EDGAR system.

9.   We note that you have submitted a request for confidential treatment for portions of Exhibit 10.3. Please note that we will not be in a position to clear your Form 10 until we have resolved all comments on the request for confidential treatment.

Note 6 – Convertible Preferred Stock and Debentures, page F-16

10. This comment relates to comment 22 in our letter dated December 3, 2009 where we stated that we were currently consulting with the Office of the Chief Accountant regarding this issue. We sent the comment in a replacement letter dated December 3, 2009 later that day, but you did not respond to that comment so we have included it again below.

Your response to comment 19 indicates that you believe that the requirement for shareholder approval is overcome because for all periods presented, shareholder and board approval is deemed to be a formality and perfunctory. Although Mr. Chin is your majority shareholder, it does not appear that he can unilaterally call a vote and authorize the shares as he does not control the Board of Directors. Please provide us with a legal analysis of Mr. Chin's control of management of the company.

Form 10-Q for the Quarter Ended March 31, 2009
Form 10-Q for the Quarter Ended June 30, 2009
Form 10-Q for the Quarter Ended September 30, 2009

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

11. We have reviewed your response to comment 23 in our letter dated December 3, 2009. You filed this registration statement on Form 10 pursuant to Section 12(g) of the Exchange Act, which states that a registration statement filed pursuant to Section 12(g) is automatically effective 60 days from the date of filing. In accordance with Section 12(g), your registration statement became effective in February 2009 and you became subject to periodic reporting under Rules 13a-1 and 13a-13 of the Exchange Act. Therefore, the reports for the periods ended March 31, 2009 and June 30, 2009 were required reports _after_ effectiveness of your Form 10. Considering that management was unaware of your reporting obligations under applicable law and that your reports for these periods were filed late, please explain to us how you were concluded that your disclosure controls and procedures were effective as of March 31, 2009 and June 30, 2009. Alternatively, please amend your Forms 10-Q as appropriate to reflect management's conclusions and any changes in your internal control over financial reporting that occurred during the fiscal quarter. Refer to Items 307 and 308 of Regulation S-K.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Peter Chin
Disability Access Corporation
January 26, 2010
Page 6

       You may contact William Demarest at 202-551-3432 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or the undersigned at 202-551-3785 with any other questions.

                                        Sincerely,

                                        Karen J. Garnett
                                        Assistant Director

cc: Marc Applbaum, Esq. (*via facsimile*)